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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                             Commission File Number

                           NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended: December 31, 1999

[ ] Transition Report on Form 10-K           [X] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended:_____________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

                         PART I - Registrant Information

Full Name of Registrant             NETGATEWAY, INC.
Former Name if Applicable           N/A

Address of Principal executive Office (Street and Number):

                                  300 Oceangate
                                   5th Floor
                          Long Beach, California 90802

                       PART II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - Narrative

         State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Although the Registrant was prepared to file its quarterly report on From 10-Q for the three months ended December 31, 1999 in a timely manner, it was unable to do so as a result of a backlog of electronic transmissions to Electronic Data Gathering, Analysis and Retrieval system of the agent engaged for such purpose. The Registrant intends to file such quarterly report immediately following the receipt of this form.

                           PART IV - Other Information

    (1) Name and telephone number of person to contact in regard to this notification:

        Craig Gatarz                            (562)         308-0010
        ------------------------                -----    ------------------
        (Name)                               (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, please identity report(s). [X] Yes No [ ]

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes No [X]

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.